

October 6, 2016

Jesse A. Lynn
General Counsel
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

>   **Re: Federal-Mogul Holdings Corporation**
>   **Schedule TO-T/13E-3 filed by Icahn Enterprises Holdings L.P., et al.**
>   **Filed September 26, 2016**
>   **File No. 005-83475**
>
>   **Schedule 13E-3 filed by Icahn Enterprises Holdings L.P., et al.**
>   **Filed September 26, 2016**
>   **File No. 005-83475**

Dear Mr. Lynn:

We have reviewed the above-captioned filings, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase for Cash.

Joint Schedule TO-T and Schedule 13E-3

1.   We note that the bidders have checked the box on the cover of the Schedule TO to indicate that the tender offer involves a going-private transaction subject to Exchange Act Rule 13e-3. As noted in General Instruction J to Schedule TO, the filing should include Item 13. Please note that you may incorporate by reference the required information.

2.   We note that between September 2011 and November 2011, FM Holdings purchased approximately 502,586 shares in market transactions, increasing its ownership from 75.69% to 77.09%. Please provide us with an analysis as to why these acquisitions were

not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.

Offer to Purchase for Cash

Summary Term Sheet

Our Position Regarding Fairness of the Transaction, page 10

3.   We note the disclosure on page 11 of the Offer to Purchase that the filing persons based their belief that the offer is fair to unaffiliated stockholders on the factors considered by the Special Committee and the Company's Board. Please note that if the filing persons based their fairness determination on the analysis and discussion of factors undertaken by others, such as the Special Committee and the Company's Board, then the filing persons must expressly adopt such analysis and discussions as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the filing persons expressly adopted the analysis and discussion of the Special Committee and Company's Board, or other applicable party. To the extent that the filing persons did not adopt another party's analysis and discussion or such party's analysis and discussion does not address each of the factors described in Instruction 2 to Item 1014 and Items 1014(c), (d) and (e), please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

We note, for example, that the factors considered by the filing persons and the Special Committee do not appear to include the factor described in 1014(c) of Regulation M-A. Specifically, we note that the Minimum Tender Condition relates to shares not owned by IEP, Parent, the Offeror or any of their respective affiliates as opposed to shares not owned by *all* affiliates of the Company. Please note that the staff considers officers and directors of the Company to be affiliates when evaluating whether 1014(c) was a factor considered by the Board. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of the Company or its affiliates who are not necessarily members of IEP, Parent, the Offeror or any of their respective affiliates. If the specific procedural safeguard in Item 1014(c) relating to the approval of the majority of unaffiliated stockholders was not considered, please explain why you believe the proposed transaction is procedurally fair in the absence of such safeguard.

4.   Please revise this section to clarify that the fairness determination and other disclosure in this section is that of all filing persons to the joint Schedule TO/13E-3, not just that of the Parent and Offeror. Refer to page i, which defines "we," "us," and "our" as only including these two entities.

Acceptance for Payment and Payment for Shares, page 27

5.   We note your disclosure that you will pay for tendered shares promptly after the later of (i) the Expiration Time or (ii) the satisfaction or waiver of the conditions to the Offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Certain Information Concerning the Company, page 36

6.   It appears that the filing persons have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and have disclosed summarized financial information required by Item 1010(c). Please revise this section to provide all the information required by Item 1010(c)(2), (c)(3) and (c)(5). See Instruction 1 to Item 13 of Schedule 13E-3. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.

Conditions to the Offer, page 41

7.   We note the language in the last paragraph of this section that the Offeror's failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right…and [each] such right…shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right." If an event triggers a listed offer condition, and the Offeror determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Offeror should inform holders of how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Offeror's understanding in your response letter.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

You may contact Jennifer López, Attorney-Adviser at (202) 551-3792 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Julie Allen, Esq.
       Proskauer Rose LLP